LETTER OF CONSENT

Gordon Skrecky P.Eng.
Chief Mine Geologist
Kemess Mine
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation, which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Technical Report Additional East Pit Reserves on the Kemess South Mine, Located in the Province of British Columbia, Canada" dated May 31, 2007 (the "Technical Report") in the Form 40-F of Northgate Minerals Corporation dated March 28, 2008 (including all exhibits, the "Annual Report").

I also consent to the incorporation of the references to my name and the use of the Technical Report in the AIF, which are included in the Annual Report .

/s/ Gordon Skrecky
Gordon Skrecky
Chief Mine Geologist, Kemess Mine
Northgate Minerals Corporation
March 28, 2008